Exhibit 4.37

DATE : MARCH 1, 2020

EMPLOYMENT CONTRACT

BETWEEN:

THERATECHNOLOGIES INC., corporation governed by the Business Corporations Act (Quebec), having its head office at 2015, Peel Street, 11th floor, Montreal, Province of Quebec, H3A 1T8;

(the “Employer” or “Thera”)

AND:	PAUL LÉVESQUE, residing at (the “Executive”)

WHEREAS:

1.

The Employer is a publicly-listed company which conducts commercial-stage biopharmaceutical activities which include the marketing and commercialization of prescription products addressing unmet medical needs for people with orphan medical conditions, including those living with HIV, and research activities focused on specialized therapies addressing unmet medical needs in the HIV and oncology sectors;

2.	The Employer wishes to retain the Executive for the position of President and Chief Executive Officer, and the Executive agrees to be retained as such; and

3.

The Executive and the Employer (each a “Party” and, collectively, the “Parties”) wish to enter into this employment contract (the “Contract”) for the purpose of agreeing on the terms and conditions that will govern their employment relationship.

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	DUTIES AND RESPONSIBILITIES OF THE EMPLOYEE AND EMPLOYMENT TERM

1.1.	Position: The Executive is hired for the position of President and Chief Executive Officer of Thera.

1.2.	Announcement: The Parties agree to publicly announce the Executive’s nomination as President and Chief Executive Office of Thera on or around March 2, 2020.

1.3.

Hierarchical Level and Functions: The Executive will report to the Board of Directors of Thera (the “Board”). The Executive will be responsible for coordinating, managing and overseeing Thera’s general activities, including revenue growth from existing products, budgetary preparation for board approval, accountability for such budgets, clinical development for unmet medical needs, and opportunistic acquisitions of new products or assets, in addition to the functions normally associated with his position or any other functions that are assigned to him by the Board from time to time.

1.4.

Commencement Date and Term: The Executive shall commence employment on April 6, 2020 (the “Commencement Date”) for an indefinite period of time, subject to the provisions related to termination of employment set out below. The Commencement Date also constitutes the starting point for the calculation of the length of service for the purposes of this Contract.

1.5.

Performance of Duties: The Executive agrees to perform his duties to the best of his ability and with loyalty and diligence, in the best interests of the Employer. The Executive must also safeguard the honor, dignity and reputation of Thera in its dealing with employees, shareholders, service providers and the public in general.

1.6.

Evolving and Changing Business Needs: Depending on how its business needs evolve or change, the Employer may, from time to time, change the Executive’s duties, tasks, title, hierarchical level and place of work, as well as the persons to whom he reports, and such changes shall not constitute a termination or breach of the Contract.

1.7.

Exclusive Service: During the term of the Contract, the Executive undertakes to devote all his work time to the performance of his duties and to work exclusively for the Employer. The Executive shall not hold any other employment or engage in any other gainful activity (either for another employer, for his own business or as a self-employed worker or consultant) without the prior written consent of the Board. Thera shall permit the Executive to serve as a director on a single board of directors for a company that is not in conflict with Thera, provided he obtains the prior consent of Thera’s Board, upon recommendation of the Nominating and Corporate Governance Committee.

1.8.

Conflicts of Interest: The Executive shall disclose to the Board any existing or potential conflict of interest. If the Executive is unsure of the existence of a conflict of interest, he shall submit the matter to the Board who will, acting reasonably, make a decision in that regard. The Executive shall act in such a way as to avoid any conflict of interest.

1.9.

Business Travel: The Executive agrees to make any trip that the Employer could reasonably ask the Executive to make for the purpose of performing his duties, including amongst others, United States and Europe.

2.	COMPENSATION

2.1.

Base Salary: The Employer shall pay to the Executive an annual salary of $775,000 (the “Base Salary”), less applicable deductions and withholdings. The Base Salary shall be paid in accordance with the Employer’s payroll practices in effect at any time. The Base Salary shall be reviewed from time to time by the Employer. The Employer is under no obligation to increase the Base Salary upon such review. Any such increase is at the sole discretion of the Employer.

The Executive agrees that the Employer may effect compensation (offset) between his salary or any other amount owed to him by the Employer and any amount payable by him to the Employer.

2.2.

Short-term Incentives: Upon recommendation by Thera’s Compensation Committee, and subject to approval by the Board, the Executive may be eligible to receive an annual bonus of up to 75% (target) of his Base Salary throughout the term of his employment, provided that the Executive achieves his annual operational objectives and strategic achievements and he is still employed by Thera. For greater clarification, the Board may approve an annual bonus that is greater than the target amount of 75% of the Base Salary, in the case of exceptional performance. For the current financial year, the Executive shall be entitled to a bonus prorated based on his Commencement Date.

As mentioned, the decision to grant bonuses, and the amount of such bonuses shall take into consideration the achievement of certain annual operational objectives and strategic achievements set by the Board as well as other considerations such as, for instance, rewarding strong leadership that, in the opinion of the Board, assures Thera’s success.

2.3.	Stock Options: The following provisions shall apply with respect to stock options.

Long-term Incentives: The Executive shall be eligible to long-term incentives of up to 100% of his Base Salary, payable in the form of options issued in accordance with the terms and conditions stipulated in Thera’s Share Option Plan (the “Plan”) as determined annually by the Board. The number of options to be issued, if any, shall be determined on a price per option basis which will be calculated using the Black-Scholes option valuation model using assumptions in accordance with Thera’s practice. The annual granting of options to the Executive is subject to approval by the Board, upon recommendation by Thera’s Compensation Committee, and shall take into consideration the achievement of certain annual objectives set by the Board as well as other considerations to be determined in the discretion of the Board such as, for instance, rewarding strong leadership that, in the opinion of the Board, assures Thera’s success.

Initial Grant of Options. Upon the Commencement Date, the Executive shall be entitled to a grant of approximately 330,000 options which shall automatically expire ten years after the date of grant and shall vest equally over a period of three years (1/3 per year) on the anniversary date of the date of grant. The exact number of options to be granted to the Executive as part of the initial grant shall be determined by dividing the Executive’s Base Salary by the value of an option, calculated using the Black-Scholes option valuation model using assumptions in accordance with Thera’s current practice. The exercise price of the options will be determined on the date of grant in accordance with the terms and conditions of the Plan.

Applicable Terms and Conditions. The conditions pertaining to the options are set forth in the Plan, a copy of which is attached hereto as Schedule “A”. In addition the Board may at the time of grant of any option impose additional conditions for the exercise of option. The Employer has an absolute right to modify or discontinue the Plan at any time, and the Executive acknowledges that such modification or termination of the plan cannot be considered as a constructive dismissal.

2.4.

Annual Stipend for Tax Advice, Private Medical Expenses or other Ancillary Matters: Upon presentation of appropriate receipts, the Employer will reimburse the Executive for the fees engaged, up to a maximum net amount of $12,000 per year, in respect of, among other, tax advisory services for income tax reporting in Canada and the United States, if applicable, and/or in respect of private medical expenses which are not covered by Thera’s Group Benefit Plan or any other ancillary matter at the discretion of the Executive. For greater clarification, the Executive shall manage this benefit in a tax efficient manner with the assistance of Thera’s accounting department, subject to the understanding that the annual after-tax benefit the Executive will receive is $12,000.

2.5.

Registered Retirement Savings Plan (RRSP) Contributions: On a yearly basis, the Employer will pay for the Executive’s maximum RRSP contribution, as determined by the competent Canadian tax authorities, including with respect to the 2020 fiscal year.

2.6.

Benefits: The Executive shall be eligible to participate in the Thera Group Benefit Plan, as amended from time to time, subject to the terms and conditions set forth therein. The Employer reserves the right to modify, replace or discontinue, in whole or in part, the benefits associated with such plan, without any notice or any indemnification whatsoever for the Employee. The Executive acknowledges having received and read a copy of the Thera Group Benefit Plan.

2.7.

Vacation: Starting from the Commencement Date, the Executive shall be entitled to annual paid vacation of five (5) weeks. The reference year for accrual of vacation is December 1 to November 30. Vacation must be taken based on the Employer’s business needs and must be submitted for approval by the Chairperson of the Board as soon as possible. Vacation may not be accumulated or carried forward from one year to the next, except to the extent permitted by law. Upon termination of his employment, the Executive shall be paid for any vacation accrued but unused.

3.	EXPENSES

3.1.

Expense account: The Executive shall reimburse the Employee, upon presentation of relevant documents, any reasonable expenses incurred by the Executive in carrying out his duties, in accordance with the Employer’s policies and procedures related to such expenses, as such policies and procedures may be revised by the Employer in its sole discretion from time to time.

3.2.

Reimbursement of Moving Fees: The Employer shall reimburse the Executive for reasonable fees and expenses incurred by the Executive to relocate his household effects from the Executive’s apartment in New York City (NY) to Montréal (QC). The Executive shall submit to the Employer, for review and approval, a summary of estimated moving expenses before any such expenses are incurred. All moving expenses shall be accounted for and the receipts for such expenses shall be provided to the Employer.

3.3.

New York City Dwelling: The Employer shall reimburse the Executive for all reasonable expenses relating to the cost of terminating the lease of the Executive’s apartment in New York City, or the Employer will pay for the remainder of the term of the lease, whichever is lower. The Executive will provide the Employer with the relevant details regarding his lease in writing.

4.	APPOINTMENT TO THE BOARD OF DIRECTORS

4.1.	The Executive will be appointed as a member of the Board. No additional compensation will be payable for the Executive’s position as a director of Thera.

4.2.	The Employer will maintain directors’ and officers’ insurance covering the Executive, the details of which will be provided under separate cover.

5.	POLICIES, RULES AND PROCEDURES

5.1.	As a condition of employment, the Executive agrees that he will comply with all of the Employer’s policies, rules and procedures in effect, as adopted or modified from time to time.

5.2.	The Executive agrees to follow all guidelines and instructions that the Employer may provide to him, subject to applicable laws.

5.3.	The Employer reserves the right to implement new policies, rules or procedures it deems appropriate for the management of its working relationships.

6.	TERMINATION OF THE CONTRACT (TERMINATION OF EMPLOYMENT)

6.1.	Either party may terminate the Contract and, as a result, terminate the Executive’s employment as follows:

6.1.a)

Termination by the Executive (resignation): The Executive may terminate this Contract and his employment at any time and for any reason whatsoever by giving the Employer prior written notice of no less than four (4) weeks before the date of such termination (resignation). The Employer reserves the right to waive such prior notice and/or to relieve the Executive from his obligation to perform his work during such period, in whole or in part. In such event, the Executive shall be paid his Base Salary, less applicable deductions, until the effective date of his resignation. The Executive shall have no further liability to the Employee.

6.1.b)

Termination by the Employer without Serious Reason: The Employer may terminate this Contract at any time without serious reason by paying the Executive the equivalent of the Executive’s current Base Salary for a period of 18 months (“Termination Base Salary Amount”) plus an amount equal to 150% of the Executive’s annual bonus at target, calculated at a rate of 75% of the Base Salary. The Employer may, at its option, pay such amount to the Executive as a lump sum or a salary continuance, in whole or in part. The Executive undertakes to sign, for the benefit of the Employer, a release satisfactory to the Employer for any matter related to the Executive’s employment or termination thereof.

6.1.c)

Termination by the Employer for Serious Reason: The Employer may terminate this Contract and the Executive’s employment for Serious Reason at any time, without notice or indemnity in lieu of notice. In such case, the Executive shall be paid any amount still owing to him by the Employer upon termination, as salary for work already performed but unpaid, or as vacation accrued but unused. The Executive shall not be entitled to any other payment, except as expressly provided by applicable law. For the purposes of this Article 6, the term “Serious Reason” includes, without limitation:

(i)

any dishonest act such as theft, fraud, embezzlement or misappropriation of funds in connection with the Employer or its directors, shareholders, clients, suppliers, sub-contractors, consultants or employees or any attempt to commit such a dishonest act;

(ii)	any breach of the Executive’s duty of loyalty, any conflict of interest or behaviour that adversely affects the legitimate interests of the Employer;

(iii)	non-compliance with the requirements or legitimate expectations of the Employer, including as a result of voluntary or involuntary underperformance or incompetence;

(iv)	a breach of the obligations set forth in this Contract, including those described in Schedule “B”;

(v)	the refusal to follow the reasonable guidelines or instructions of the Employer;

(vi)	a material breach of any policy, rule or procedure of the Employer;

(vii)	any other serious reason within the meaning of article 2094 of the Civil Code of Québec.

6.2.	Change of Control: The following provisions shall apply in the case of a Change of Control (as defined below) of Thera:

6.2.a)

In the event of termination of the Executive’s employment by the Employer within 24 months of a Change of Control of Thera (except if the termination is for a “Serious Reason”), the Executive will be entitled to a one-time lump-sum payment in an amount equal to the aggregate of: (i) 24 months of the Executive’s current Base Salary; (ii) 200% of the Executive’s targeted annual bonus (Short-term Incentive) calculated at a rate of 75 % of the Base Salary; and (iii) the cash value of the Thera benefits to which the Executive was entitled over the 24 months which precede the Executive’s termination following a Change of Control.

6.2.b)

In the event of termination of the Executive’s employment by the Executive (resignation), at his sole discretion, within 12 months of a Change of Control of Thera, the Executive will be entitled to a one-time lump-sum payment in an amount equal to the aggregate of: (i) 12 months of the Executive’s current Base Salary; (ii) 100% of the Executive’s targeted annual bonus (Short-term Incentive) calculated on his Base Salary; and (iii) the cash value of the Thera benefits to which the Executive was entitled over the 12 months which precede the Executive’s termination following a Change of Control.

6.2.c)	For the purposes hereof, the term “Change of Control” shall mean the occurrence of any one of the following:

(i)

any change of control, in fact or in law, including any purchase, sale, transfer, disposition or other transaction, of any nature whatsoever, and whether carried out singly, in combination or as part of a series of transactions, pursuant to or as a result of which any person or group of persons acting together or in concert shall acquire, hold or exercise, whether directly or indirectly, rights over more than forty percent (40%) of the outstanding common shares of Thera, or which entitle the holder(s) thereof to more than fifty percent (40%) of the economic value of Thera; or

(ii)

those individuals who, as at the date hereof, constitute the Board of Directors of Thera (hereinafter called the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date hereof whose election or nomination for election by Thera’s shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board.

6.3.

Death: The death of the Executive automatically terminates this Contract. In such case, the Executive’s estate shall not be entitled to claim any indemnity for loss of employment or any other amount, except for amounts that may still be owing to the Executive upon his death (for example, as salary for work already performed but unpaid, or as vacation accrued but unused).

6.4.

Resignation as Director or Officer: In the event of termination of the Contract (termination of employment), the Executive shall cease to act as a director or officer of the Employer and shall immediately resign from such position.

6.5.

Application of Termination Provisions: For greater certainty, the foregoing provisions related to the termination of the Contract shall apply regardless of any changes to the Executive’s conditions of employment that could occur after the signature of this Contract, including any promotion or transfer to another position, unless otherwise expressly agreed to in writing by the Parties.

7.	CONFIDENTIALITY, INTELLECTUAL PROPERTY AND RESTRICTIVE COVENANTS

7.1.

The Executive agrees to be bound by the terms and conditions of the provisions set forth in Schedule “B” of this Contract pertaining to confidentiality, intellectual property and restrictive covenants (such provisions being enforceable throughout the term and after termination of the Executive’s employment). The contents of Schedule “B” form an integral part of this Contract.

8.	RETURN OF ASSETS, DOCUMENTS AND INFORMATION BELONGING TO THE EMPLOYER

8.1.

Following termination of his employment, regardless of the reason, the Executive undertakes to immediately return to the Employer any and all property, documents and information belonging to the Employer that the Executive has in his possession, including:

8.1.a)	the computer, cell phone, keys, access cards, credit cards as well as identification and access codes provided to the Executive for the performance of his duties;

8.1.b)	all files, manuals, guides, reports, lists of clients or suppliers, or other documents and information related to the Employer’s activities, regardless of the format thereof (paper or electronic).

9.	REPRESENTATIONS OF THE EXECUTIVE

The Executive represents the following for the benefit of the Employer:

9.1.

The Executive has provided all information needed to assess his candidacy for the position of President and Chief Executive Officer and has not omitted any information that could have led the Employer to decide not to retain his candidacy.

9.2.

The Executive confirms that his employment with the Employer will not breach any verbal or written agreement with another employer, including any non-competition or non-solicitation agreement or any agreement to keep in confidence information obtained by the Executive prior to his employment with the Employer. For greater certainty, the Executive confirms that by joining the Employer, he will not breach any non-disclosure, proprietary rights, non-competition, non-solicitation or other covenant in favour of his current employer.

9.3.	The Executive represents that he has the experience and skills needed to perform the duties and assume the responsibilities associated with the position offered to him by the Employer.

9.4.	The Executive represents that he has not failed to disclose information concerning his health that could have allowed the Employer to determine that he does not have the ability to perform his duties.

9.5.	The Executive represents that he is legally entitled to work in Canada and undertakes to maintain such status for the duration of his employment.

10.	GENERAL

10.1.

Assignment of the Contract and Alienation of the Enterprise: The Executive shall not sell or assign this Contract to any person. However, the Employer may alienate its enterprise or modify its legal structure by way of amalgamation or otherwise; in such case, the new employer may become bound by the Contract in accordance with applicable laws, including article 2097 of the Civil Code of Quebec.

10.2.

Entire Agreement: This Contract constitutes the entire agreement entered into between the Parties regarding the subject matter hereof and cancels and supersedes any prior agreement, verbal or written, between the Parties with respect thereto. The Executive confirms that he has not relied on any undertaking or promise made orally or in writing by or on behalf of the Employer, other than what is contained in this Contract, and that the essential terms of this Contract were the subject of discussions and negotiations between the Parties.

10.3.

Division and Headings: The division of the Contract into sections, subsections and paragraphs, as well as the insertion of titles, are for convenience of reference only and do not affect the Contract’s interpretation.

10.4.	Currency: Unless otherwise expressly agreed to by the Parties, any amount of money is in Canadian dollars.

10.5.

Severability: If a provision of this Contract or of Schedule “B” is deemed invalid, illegal or unenforceable by a court of competent jurisdiction, such decision shall not affect the validity, legality or enforceability of the remaining provisions of the Contract or of Schedule “B”, which shall be construed as if such provision had been deleted.

10.6.

Survival: All of the obligations provided for in the Contract (and, in particular, those set forth in sections 7, 8, 10.15 and 10.16 and in the restrictive covenants set out in section 3 of Schedule “B”) which are intended to apply after the termination of the Contract or after the termination of the Executive’s employment shall survive such termination, regardless of the reason.

10.7.

Legal Compliance: If a provision of the Contract violates a mandatory minimum standard imposed by applicable law, such standard shall replace the illegal provision in the Contract and the Parties shall be bound by such standard.

10.8.

Waiver: The waiver by a Party to require strict compliance with any provision of this Contract or to exercise any right or remedy provided for in this Contract shall not be construed as a waiver of the right to benefit from the Contract in the event of subsequent breach.

10.9.	Copy of the Contract: The Executive acknowledges having received a copy of this Contract duly executed by the Employer.

10.10.	Amendment: No amendment to this Contract shall be valid unless it is made in writing and executed by both Parties.

10.11.

Applicable Law: This Contract shall be subject to and interpreted in accordance with the laws in force in the province of Québec. Each Party submits to the jurisdiction of the Quebec courts for the purposes of any action, suit or proceeding arising out of or relating to this Contract.

10.12.	The execution of this Contract is subject to Thera being satisfied of criminal and credit checks. The Executive specifically consents to such checks.

10.13.

Notice: Any notice (or prior notice) to be transmitted under this Contract shall be made in writing and shall be delivered by hand or sent by registered mail, courier, fax or email to the following addresses:

To the Employer:

2015, Peel Street, 11th floor, Montreal,

Province of Quebec, H3A 1T8

To the Employee:

Such addresses may be modified by each Party by notifying the other Party in accordance with this provision.

10.14.	Effective Date of the Contract: The Contract takes effect on April 6, 2020.

10.15.

Independent Legal Advice: The Executive acknowledges that he has read and understood this Contract and that he has had the opportunity to seek independent legal advice regarding the interpretation and consequences of such Contract before signing it.

10.16.

Confidentiality: The Executive undertakes to refrain from revealing or disclosing, in any manner whatsoever (including orally, in writing or on the Internet or social networks), all or part of the contents of this Contract to any person whomsoever, including any current or former Executive of the Employer. The Executive may, however, disclose the contents of the Contract under the circumstances prescribed by law, as well as to the Executive’s legal counsel, financial advisors or members of his immediate family, provided that they preserve the confidentiality thereof.

10.17.

Duty of Discretion: The Executive shall refrain from publicly making or disseminating in any manner whatsoever (including orally, in writing, or on the Internet or social networks) any denigrating or negative comment about the Employer, its employees, directors, officers, agents or mandataries or about a subsidiary or affiliate of the Employer and their employees, directors, officers, agents and mandataries, regardless of the veracity of such comment.

10.18.

Personal Information: The Executive agrees that the Employer will create and maintain a file to contain his personal information collected during the recruitment process and during the course of his employment. The Executive agrees that such personal information will be used for the purposes of administration of his employment, including for payroll and benefits administration, and may be communicated to third parties, whether in the Province of Quebec or outside of the Province of Quebec, for such purposes. Such file will be kept by the Employer during the course of his employment and for up to seven (7) years following the termination of his employment, the whole, in accordance with applicable legislation.

10.19.

English Language: The Parties hereby declare that they have expressly required that this Contract and all related documents be drafted in English. Les Parties déclarent avoir expressément requis que le présent Contrat et tout document connexe soient rédigés en anglais.

10.20.	Counterparts: This Contract may be executed in several counterparts, each of which shall be deemed to be an original, and all of such counterparts shall together constitute one and the same document.

IN WITNESS WHEREOF the Parties have executed this Contract in the city of New-York City on the 1st day of March 2020.

/s/ Paul Lévesque

Witness	PAUL LÉVESQUE

THERATECHNOLOGIES INC.

Per:	/s/ Dawn Svoronos

Dawn Svoronos Chair of the Board

SCHEDULE “A”

Share Option Plan

[Provided under separate cover]

[See Share Option Plan dated as of February 8, 2007 of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)]

SCHEDULE “B”

CONFIDENTIALITY, INTELLECTUAL PROPERTY AND RESTRICTIVE COVENANTS

1.	CONFIDENTIAL INFORMATION

The Executive will have access to Confidential Information (as defined below) as a result of or in connection with his work. By accepting this offer of employment, the Executive agrees that Confidential Information is a valuable asset and is the sole property of the Employer, its clients or its third party providers. The unauthorized use or disclosure of such information would cause serious harm to the Employer. At all times throughout the term of his employment and following termination thereof, the Executive shall keep in confidence all Confidential Information, and shall not use such Confidential Information (to his benefit or to the benefit of any other party) nor disclose it to any person (including another employee or executive of the Employer), except to the extent necessary for the performance of the Executive’s duties or as required by law. The Executive shall also take reasonable precautions to prevent the inadvertent disclosure of Confidential Information.

“Confidential Information” includes, but is not limited to: any information relating to the Employer or any of its subsidiaries or affiliates that is generally not known, including, without limitation, all business plans, letters of intent, agreements, contracts, strategies, financial information, operational and technical information, product information, marketing information, client lists and preferences, current or anticipated client requirements, price lists, marketing strategies, sales analyses, product plans, supplier information, employees information and remuneration, employees and consultant training materials, databases, precedents, designs, improvements or developments, and any other confidential information concerning the business or affairs of the Employer or its clients. Confidential Information also includes information of the types described above which the Employer receives from third parties (e.g. clients or potential clients, suppliers). Confidential Information does not include any information that is or lawfully becomes public knowledge unless disclosed publicly by the Executive’s fault.

2.	INTELLECTUAL PROPERTY

“Intellectual Property Right”: means any right acknowledged or granted, now or in the future, including any extension of a protection granted in the future, in accordance with any law of any country concerning copyrights, patents, trade-marks, trade secrets, secret processes, industrial designs, or any other provision of a law or principle of civil or common law relating to registered and unregistered intellectual property; “Intellectual Property Right” includes any right pertaining to any registration application or the securing of any one of the above rights.

“Intellectual Property”: means all that is or can be protected under any Intellectual Property Right.

The Executive acknowledges and agrees that the Employer is the first owner of any Intellectual Property Right to any Intellectual Property that is, in whole or in part, discovered, invented, created, expressed in any material form (tangible or intangible), produced or implemented by the Employee, whether acting alone, jointly or in collaboration with any third party, (a) in the context of carrying out this Contract, (b) relating to the technology, activities or affairs of the Employer, its clients or suppliers, and (c) using the Employer’s equipment or facilities.

To the extent that, notwithstanding the foregoing paragraph, the Executive holds Intellectual Property Rights to the Intellectual Property referred to in the foregoing paragraph, under a law of any country or otherwise, the Executive shall irrevocably assign such Intellectual Property Rights to the Employer, and such assignment shall take effect as of the date on which such Intellectual Property Rights arose, having worldwide effect, for the complete period during which such Intellectual Property Rights are protected (as such period or rights may be extended from time to time in any country) and without being subject to any restriction whatsoever, including those relating to any physical format, market sector or other restriction affecting the scope of such assignment.

The Executive hereby irrevocably waives any moral right he/she may hold in respect of the Intellectual Property contemplated by the foregoing paragraphs, and this to the full extent permitted by the legislation of any country.

The Executive agrees to create and maintain on the Employer’s premises registers or documentation that comply with industry practices, which registers or documentation shall contemplate the Intellectual Property he/she will discover, design, create or express in any material form, tangible or intangible, or that he/she will make or put into practice. These records or documentation shall include all source files or codes necessary to exploit such Intellectual Property.

The Executive agrees that he/she shall not incorporate into the Employer’s systems, products and services any of his Intellectual Property or Intellectual Property of a third party without disclosing to the Employer those conditions under which such Intellectual Property may be used and shall obtain the prior written consent of the Employer. Should the Executive incorporate his own Intellectual Property into the systems, products or services of the Employer without complying with the provisions of this paragraph, the Executive shall irrevocably transfer to the Employer the Intellectual Property Rights to that Intellectual Property, which transfer shall take effect as of the date on which the incorporation took place, and this shall apply throughout the world for the entire term of the protection afforded to the said Intellectual Property Rights (as such term may be extended from time to time in any country), which Intellectual Property Rights shall not be subject to any restriction whatsoever, including restrictions pertaining to material supports, market sectors or other restrictions affecting the scope of such transfer.

The Executive undertakes throughout the term of this Contract and at all times following the termination thereof, to fully and promptly disclose to the Employer any Intellectual Property contemplated by the above paragraphs as well as to fill out and sign, at the Employer’s request, all documents that may be necessary or useful to give evidence of or effect to the provisions of section 2 of this Schedule, including ensuring that the Employer obtains, protects or exercises these Intellectual Property Rights in any country.

3.	RESTRICTIVE COVENANTS APPLICABLE THROUGHOUT THE TERM AND AFTER TERMINATION OF EMPLOYMENT

3.1.	Non-solicitation of Clients

Throughout the term of the Executive’s employment with the Employer and for a period of 24 months after termination thereof (whether such termination is initiated by the Executive or the Employer, with or without serious reason), the Executive shall comply with the following prohibitions, whether the Executive is acting on his own behalf or on the behalf of other persons, directly or indirectly:

3.1.a)

The Executive shall not solicit nor attempt to solicit any “Client” (as defined below) of the Employer for the purposes of selling or providing to such Client any products or services sold or provided by the Employer at the time of the termination of the Executive’s employment; or

3.1.b)

The Executive shall not encourage a Client of the Employer to cease doing business or to reduce its volume of business with the Employer, nor shall the Executive otherwise attempt to interfere with the Employer’s relations with such Client.

In this paragraph 3.1, “Client” means any client with whom the Executive had direct contact on behalf of the Employer within the twelve (12) month period prior to the termination of the Executive’s employment.

3.2.	Non-solicitation of Employees and Contractors

Throughout the term of the Executive’s employment with the Employer and for a period of 24 months after termination thereof (whether such termination is initiated by the Executive or the Employer, with or without serious reason), the Executive shall comply with the following prohibitions, whether the Executive is acting on his own behalf or on the behalf of other persons, directly or indirectly:

3.2.a)	The Executive shall not solicit an “Employee or Contractor of the Employer” (as defined below) nor offer employment or a service contract to an Employee or Contractor of the Employer; or

3.2.b)

The Executive shall not encourage an Employee or Contractor of the Employer to terminate his or her employment with, or to cease providing services to, the Employer, nor shall the Executive otherwise attempt to interfere with the Employer’s relations with such Employee or Contractor.

In this paragraph 3.2, “Employee or Contractor of the Employer” means an Executive or contractor that has been employed or retained by the Employer within the twelve (12) month period preceding the termination of the Executive’s employment.

3.3.	Non-Competition

The Executive undertakes, throughout the course of his employment with the Employer and for a period of 18 months immediately following the date upon which the Executive ceases to be employed by the Employer for any reason whatsoever, to refrain from directly or indirectly performing duties or carrying out activities in the Employer’s industry sector, in any capacity whatsoever (including as a shareholder, partner, consultant, employer, employee, principal, agent, franchisee, franchisor, distributor, advisor or lender), i.e. with respect to commercial-stage biopharmaceutical activities (including the marketing and commercialization of prescription products) addressing unmet medical needs for people living with HIV, and research activities focused on specialized therapies addressing unmet medical needs in HIV (the “Forbidden Activities”), throughout the territory of Canada, the United States and Europe (the “Applicable Territory”).

Notwithstanding the foregoing, if the Executive holds a passive investment representing not more than two percent (2%) of the issued and outstanding shares in a company listed on a recognized exchange that performs, in whole or in part, directly or indirectly, Forbidden Activities, this shall not constitute a failure to meet the obligations set out in this Contract.

4.	ACKNOWLEDGEMENT

The Executive acknowledges that his obligations set out in this Schedule pertaining to confidentiality and restrictive covenants are reasonable as to their scope. In addition, the Executive acknowledges that such obligations are necessary to protect the Employer’s legitimate interests, including with respect to competition, and that they do not prevent the Executive from earning a living by performing his profession or trade. The Executive also acknowledges that his breach of these obligations may cause serious or irreparable harm to the Employer and will therefore justify the institution of appropriate proceedings by the Employer, including a provisional, interlocutory or permanent injunction.